EXHIBIT 99.1
Third Quarter Report
Three and Nine Months Ended September 30, 2017
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
The following quarterly management’s discussion and analysis (“MD&A”) should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes of Sphere 3D Corp. (the “Company”) for the three and nine months ended September 30, 2017. The condensed consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company,” “Sphere 3D,” “we,” “our,” “us” or similar terms refers to Sphere 3D Corp. and its subsidiaries. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. This MD&A includes forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Forward-looking statements are based on information currently available to us and on estimates and assumptions made by us regarding, among other things, general economic conditions, in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Many factors could cause actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, but not limited to: our ability to refinance our credit facilities and to raise additional debt or equity financing; the inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market; the limited operating history of Sphere 3D; the ability of Sphere 3D to manage growth and specifically, its recent acquisition of Unified ConneXions, Inc. (“UCX”) and HVE ConneXions, LLC (“HVE”); the impact of competition; the investment in technological innovation; any defects in components or design of Sphere 3D’s products; the retention or maintenance of key personnel; the possibility of significant fluctuations in operating results; currency fluctuations; the ability of Sphere 3D to maintain business relationships; financial, political or economic conditions; financing risks; future acquisitions; the ability of Sphere 3D to protect its intellectual property; third party intellectual property rights; volatility in the market price for the common shares of the Company; compliance by Sphere 3D with financial reporting and other requirements as a public company; conflicts of interests; future sales of common shares by Sphere 3D’s directors, officers and other shareholders; dilution and future sales of common shares; risks related to the business of Overland Storage, Inc. (“Overland”) and other factors. For more information on these risks, you should refer to the Company’s filings with the securities regulatory authorities, including the Company’s most recently filed Annual Report, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. In evaluating such statements, we urge you to specifically consider various factors identified in this report, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this report and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this report. Actual events or results may differ materially from such statements. All share and per share amounts herein have been adjusted to give effect to the July 11, 2017 1-for-25 share consolidation (also known as a reverse stock split).

Overview
We are a virtualization technology and data management solutions provider with a portfolio of products that address the complete data continuum. We enable the integration of virtual applications, virtual desktops, and storage into workflow, and allow organizations to deploy a combination of public, private or hybrid cloud strategies. We achieve this through the sale of solutions that are derived from our primary product groups: disk systems, virtualization, and data management and storage.
Through our design of a proprietary virtualization software, we created our own platform, Glassware 2.0TM (“Glassware”), for the delivery of applications from a server-based computing architecture. This is accomplished through a number of unique approaches to virtualization utilized by Glassware including the use of software “containers” and “microvisors.” A container refers to software that takes an application and all the components required to run that application and encapsulates them with software. By doing so, users can run numerous applications from a single server and on a single copy of the operating system. A microvisor refers to the technology that allows non-Windows® based applications to run on the same servers as Windows software through the use of a lightweight emulator. Glassware software sales are not material.
In January 2017, we completed our acquisition of all of the outstanding equity interests of UCX and HVE (the “January 2017 acquisition”). UCX and HVE provide information technology consulting services and hardware solutions around cloud computing, data storage and server virtualization to corporate, government, and educational institutions primarily in the southern central United States. By adding UCX’s technologies, professional services and engineering talent, and HVE’s products, engineering and virtualization expertise, we intend to expand our virtualization offerings as well as enhance our ability to accelerate the delivery of hybrid cloud solutions to customers.
At this time, we have included HVE’s product revenue with our disk systems products. The business activities of UCX and HVE may result in individual transactions that are more significant than those that normally result from our legacy business lines. Those significant transactions may involve multiple elements and may involve circumstances where, based on customer requests, equipment may be delivered either to the end customer location or to a third-party location specified by the customer.
Related Party Transactions
In August 2017, the Company entered into a securities purchase agreement with certain investors pursuant to which the Company issued (i) 600,000 common shares, of which 395,000 common shares were issued to related parties, and (ii) warrants for the purchase of up to 600,000 common shares, of which 395,000 warrants were issued to related parties, in a private placement in exchange for a cash payment of $3.0 million. The purchase price was $5.00 per common share and warrant to purchase one common share, and the exercise price of the warrants is $5.25 per warrant share. The warrants are subject to certain anti-dilution adjustments through December 2017.
In July 2017, the Company entered into amended and restated warrant agreements with certain holders of warrants previously issued in March 2016 (the “Amended March 2016 Warrant”) and between December 2016 and March 2017 (the “Amended March 2017 Warrants” and together with the Amended March 2016 Warrant, the “Amended and Restated Warrants”). Pursuant to the amended and restated warrant agreements, the Company issued an aggregate of 1,617,917 common shares, of which 1,315,385 common shares were issued to related parties, in exchange for the cancellation of such warrants. Immediately after the exchange, the amended and restated warrant agreements became null and void.

In March 2017, the Company entered into a securities purchase agreement with certain investors party thereto, pursuant to which the Company issued to the investors, in the aggregate, 818,181 of the Company’s common shares for gross proceeds of $4.5 million. The securities purchase agreement also provided for the concurrent private placement of warrants exercisable to purchase up to 818,181 common shares. Each warrant had an exercise price of $7.50 per warrant share. The warrants are exercisable for five years from the date of the effective date of the offering. If at any time while the warrants are outstanding, we sell or grant options to purchase, reprice or otherwise issue any common shares or securities convertible into common shares at a price less than $7.50, then the exercise price for the warrants will be reduced to such price, provided that the exercise price will not be reduced to below $0.10, and the number of common shares issuable under the warrants will be increased such that, after taking into account the decrease in the exercise price, the aggregate exercise price under the warrants will remain the same. MF Ventures, LLC, a related party, participated in the offering by acquiring 181,818 common shares and warrants to purchase 181,818 shares. In August 2017, the Company issued additional common shares, which triggered a price adjustment for the March 2017 warrants from $7.50 to $5.00 and the Company issued, in the aggregate, additional warrants exercisable to purchase up to 433,638 common shares, of which MF Ventures, LLC received 90,909 warrants exercisable to purchase common shares.
Between December 30, 2016 and March 16, 2017, the Company completed a private placement and issued a total of 725,599 “Units” at a purchase price of $7.50 per Unit. Each Unit consisted of one common share and one warrant from each of two series of warrants. The Company received gross proceeds of $5.4 million in connection with the sale of the Units. The first series of warrants is exercisable to purchase 725,599 common shares in the aggregate, and the second series of warrants is exercisable for 725,599 common shares in the aggregate. MF Ventures, LLC participated in the private placements by acquiring 333,333 common shares and warrants to purchase 666,666 common shares. Lynn Factor and Sheldon Inwentash, a married couple and related party to the Company, participated in the private placements by acquiring 213,000 common shares and warrants to purchase 426,000 common shares. An additional 28,000 common shares and warrants to purchase 56,000 common shares were acquired by ThreeD Capital Inc. Mr. Inwentash is the Chief Executive Officer of ThreeD Capital Inc.
Generation of revenue
We generate the majority of our revenue from sales of our disk systems, data management and storage products. The balance of our revenue is provided by selling maintenance contracts and rendering related services. The majority of our sales are generated from sales of our branded products through a worldwide channel, which includes systems integrators and value-added resellers. From time to time, customers may purchase products but be unable to accept shipment. In those circumstances, the customer may request products be delivered to, and stored at, an alternate location, which may be on our premises.
We reported net revenue of $21.7 million for the third quarter of 2017, compared with $18.5 million for the third quarter of 2016. We reported a net loss of $3.5 million, or $0.59 per share, for the third quarter of 2017 compared with a net loss of $43.3 million, or $21.10 per share, for the third quarter of 2016. We reported net revenue of $62.9 million for the first nine months of 2017, compared with $57.7 million for the first nine months of 2016. We reported a net loss of $18.8 million, or $4.28 per share, for the first nine months of 2017 compared with a net loss of $61.0 million, or $31.22 per share, for the first nine months of 2016.

Recent Developments

•
In September 2017, the Company and Opus Bank entered into an Amendment Number Seven to Credit Agreement, Waiver and Reaffirmation (“Amendment Number Seven”). Under the terms of Amendment Number Seven; (a) the maturity date for the revolving and term loan credit facilities were amended to the earliest of (i) the maturity of the convertible note held by FBC Holdings, (ii) March 31, 2018; or (iii) such earlier date upon which the obligations may be accelerated in accordance with terms of the Credit Agreement, and (b) in the event of a failure by the Company to comply with certain covenants and milestones set forth in Amendment Number Seven, all amounts under the Opus Credit Agreement may be accelerated and become immediately payable.

•
In August 2017, the Company entered into a securities purchase agreement with certain investors pursuant to which the Company issued (i) 600,000 common shares, of which 395,000 common shares were issued to related parties, and (ii) warrants for the purchase of up to 600,000 common shares, of which 395,000 warrants were issued to related parties, in a private placement in exchange for a cash payment of $3.0 million. The purchase price was $5.00 per common share and warrant to purchase one common share, and the exercise price of the warrants is $5.25 per warrant share. The warrants are subject to certain anti-dilution adjustments. The Company entered into a registration rights agreement with the investors, pursuant to which the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission to register the resale of the common shares and the warrant shares.

•
On July 26, 2017, the Company received a letter from NASDAQ Stock Market LLC notifying the Company that it has regained compliance with the requirement of NASDAQ Listing Rule 5450(a)(1) for continued listing on the NASDAQ Capital Market.

•
On July 11, 2017, the Company amended and restated certain warrants. Pursuant to the amended and restated warrant agreements, the Company issued an aggregate of 1,617,917 common shares, of which 1,315,385 common shares were issued to related parties, in exchange for the cancellation of such warrants. Immediately after the exchange, the amended and restated warrant agreements became null and void.

•
On July 5, 2017, the Board of Directors of the Company authorized a share consolidation (also known as a reverse stock split) of the Company’s issued and outstanding common shares at a ratio of 1-for-25, which became effective on July 11, 2017. All share and per share amounts in the accompanying condensed consolidated financial statements and the notes thereto have been restated for all periods to reflect the share consolidation.

Critical Accounting Policies and Estimates
The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.
We believe our critical accounting policies and estimates are those related to other indefinite-lived intangible assets and long-lived assets, goodwill and intangible assets, research and development costs, revenue recognition, inventory valuation, warranty costs, legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our Company’s critical accounting policies and estimates used in the preparation of our consolidated financial statements are reviewed regularly by management. See Note 2 to our condensed consolidated financial statements for updates to our revenue recognition policy related to our January 2017 acquisition.

Results of Operations
The following table sets forth certain financial data as a percentage of net revenue:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	68.9	72.0	69.8	70.7
Gross profit	31.1	28.0	30.2	29.3
Operating expenses:
Sales and marketing	21.2	28.5	22.4	30.5
Research and development	8.3	12.0	8.7	12.0
General and administrative	22.3	31.8	23.5	28.6
Impairment of goodwill and acquired intangible assets	—	186.3	—	59.6
	51.8	258.6	54.6	130.7
Loss from operations	(20.7)	(230.6)	(24.4)	(101.4)
Interest expense	(5.2)	(4.8)	(7.4)	(5.5)
Other income (expense), net	12.2	(0.6)	3.5	1.1
Loss before income taxes	(13.7)	(236.0)	(28.3)	(105.8)
Provision for (benefit from) income taxes	2.3	(1.6)	1.6	(0.1)
Net loss	(16.0)%	(234.4)%	(29.9)%	(105.7)%
A summary of our sales mix as a percentage of net revenue:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Disk systems	65.2%	60.3%	64.6%	60.9%
Tape automation systems	11.5	13.1	11.6	13.5
Tape drives and media	13.8	15.6	13.2	14.4
Service	9.5	11.0	10.6	11.2
	100.0%	100.0%	100.0%	100.0%
The Third Quarter of 2017 compared with the Third Quarter of 2016
Net Revenue. Net revenue increased to $21.7 million during the third quarter of 2017 from $18.5 million during the third quarter of 2016, an increase of $3.2 million. The increase in net revenue is primarily a result of an increase in product revenue of $3.2 million. Original equipment manufacturer (“OEM”) net revenue accounted for 18.0% and 17.4% of net revenues in the third quarter of 2017 and 2016, respectively.
Product Revenue
Net product revenue was $19.6 million during the third quarter of 2017 compared to $16.4 million during the third quarter of 2016. The increase of approximately $3.2 million is related to increases in disk systems revenue of $1.3 million primarily related to higher sales volumes in our RDX® product line, and additions of $1.7 million of disk systems revenue from our January 2017 acquisition.

Service Revenue
Net service revenue increased slightly to $2.1 million during the third quarter of 2017 compared to $2.0 million during the third quarter of 2016. There was an addition of $0.5 million in service revenue from our January 2017 acquisition, offset by a decrease in extended service contracts related to tape automation product sales.
Gross Profit
Gross profit and margin were as follows (in thousands, unless otherwise noted):

	Three Months Ended
	September 30,
	2017	2016	Change
Gross profit	$6,733	$5,170	30.2%
Gross margin	31.1%	28.0%	3.1	pt
Gross profit - product	$5,994	$3,962	51.3%
Gross margin - product	30.5%	24.1%	6.4	pt
Gross profit - service	$739	$1,208	(38.8)%
Gross margin - service	36.0%	59.3%	(23.3	)pt

In the third quarter of 2017, gross profit and gross margin for product increased due to higher sales volume in our disk system revenues primarily related to higher sales volumes in our RDX® product line as well as product revenue from the HVE products we acquired in our January 2017 acquisition. Gross profit and gross margin for service decreased due to the costs incurred for service revenue generated by our January 2017 acquisition which included a $0.3 million reclassification of costs previously included in product costs.
Sales and Marketing Expense. Sales and marketing expense in the third quarter of 2017 decreased to $4.6 million from $5.3 million during the third quarter of 2016. The decrease of $0.7 million was primarily due to a $0.4 million decrease in employee and related expenses associated with a decrease in average headcount and a $0.2 million decrease in strategic marketing and outside contractors’ fees.
Research and Development Expense. Research and development expense in the third quarter of 2017 decreased to $1.8 million from $2.2 million during the third quarter of 2016. The decrease of $0.4 million was primarily due to a $0.3 million decrease in employee and related expenses.
General and Administrative Expense. General and administrative expense in the third quarter of 2017 decreased to $4.8 million from $5.9 million during the third quarter of 2016. The decrease of $1.1 million was primarily due to a $0.6 million decrease in share-based compensation expense and a $0.5 million decrease in legal and advisory expenses primarily due to a decrease in legal costs.
Impairment of Goodwill and Acquired Intangible Assets. Impairment of goodwill and acquired intangible assets was zero and $34.4 million during the third quarter of 2017 and 2016, respectively. During the third quarter of 2016, we concluded that our declining market capitalization could be an indicator of impairment and, therefore, had a third party impairment analysis performed. As a result of the analysis, we recorded an impairment of $33.2 million related to goodwill from our December 2014 acquisition of Overland and an impairment of $1.2 million related to indefinite-lived trade names.
Interest Expense. Interest expense in the third quarter of 2017 increased to $1.1 million from $0.9 million during the third quarter of 2016. The increase in interest expense was primarily related to an interest rate increase on our Opus Credit Agreement and our related party term loan which we entered into in September 2016.

Other Income (Expense), Net. Other income (expense), net, in the third quarter of 2017 was $2.6 million of income, net, compared to $0.1 million of expense, net, in the third quarter of 2016. The net income in the third quarter of 2017 was primarily related to a $2.3 million gain on revaluation of warrants and approximately $0.4 million in realized foreign currency gains. Our net expense in the third quarter of 2016 was primarily related to realized foreign currency losses.
The First Nine Months of 2017 compared with the First Nine Months of 2016
Net Revenue. Net revenue increased to $62.9 million during the first nine months of 2017 from $57.7 million during the first nine months of 2016, an increase of $5.2 million. The increase in net revenue is the result of an increase in product revenue of $5.0 million and $0.2 million increase in service revenue. OEM net revenue accounted for 16.9% and 18.7% of net revenues in the first nine months of 2017 and 2016, respectively.
Product Revenue
Net product revenue increased to $56.2 million during the first nine months of 2017 compared to $51.2 million during the first nine months of 2016. The increase of approximately $5.0 million included $5.2 million of product revenue due to our January 2017 acquisition and a $0.3 million increase in disk systems primarily related to higher sales volume in our RDX® product line, offset by a $0.5 million decrease in tape automation systems primarily due to lower sales volumes in our NEO® product line.
Service Revenue
Net service revenue increased to $6.7 million during the first nine months of 2017 compared to $6.4 million during the first nine months of 2016. The increase of approximately $0.3 million is a result of an additional $1.6 million in service revenue from our January 2017 acquisition, offset by a decrease in extended service contracts related to tape automation product sales.
Gross Profit
Gross profit and margin were as follows (in thousands, unless otherwise noted):

	Nine Months Ended
	September 30,
	2017	2016	Change
Gross profit	$18,951	$16,924	12.0%
Gross margin	30.2%	29.3%	0.9	pt
Gross profit - product	$15,145	$13,375	13.2%
Gross margin - product	27.0%	26.1%	0.9	pt
Gross profit - service	$3,806	$3,549	7.2%
Gross margin - service	56.9%	55.1%	1.8	pt
In the first nine months of 2017, gross profit for product increased due to higher sales volume in our disk system revenues primarily related to higher sales volumes in our RDX® product line as well as product revenue from the HVE products we acquired in our January 2017 acquisition. Gross profit and gross margin for service increased due to the service revenue acquired January 2017.
Sales and Marketing Expense. Sales and marketing expense in the first nine months of 2017 decreased to $14.1 million from $17.6 million during the first nine months of 2016. The decrease of $3.5 million was primarily due to a $1.9 million decrease in employee and related expenses associated with a decrease in average headcount, a $0.9 million decrease in strategic marketing and outside contractors’ fees, and a $0.6 million decrease in share-based compensation expense.

Research and Development Expense. Research and development expense in the first nine months of 2017 decreased to $5.5 million from $6.9 million during the first nine months of 2016. The decrease of $1.4 million was primarily due to a $1.1 million decrease in employee and related expenses, and a $0.3 million decrease in share-based compensation expense.
General and Administrative Expense. General and administrative expense in the first nine months of 2017 decreased to $14.7 million from $16.5 million during the first nine months of 2016. The decrease of $1.8 million was primarily due to a $0.9 million decrease in share-based compensation expense, a $0.7 million decrease in bad debt expense, a $0.6 million decrease in legal and advisory expenses primarily due to a decrease in litigation and general corporate legal costs, and a $0.3 million decrease in outside contractors. These decreases were offset by a $0.5 million increase in employee and related expenses primarily associated with management retention and incentive compensation and a $0.2 million increase in amortization expense related to intangible assets.
Impairment of Goodwill and Acquired Intangible Assets. Impairment of goodwill and acquired intangible assets was zero and $34.4 million during the first nine months of 2017 and 2016, respectively. During the first nine months of 2016, we concluded that our declining market capitalization could be an indicator of impairment and, therefore, had a third party impairment analysis performed. As a result of the analysis, we recorded an impairment of $33.2 million related to goodwill from our December 2014 acquisition of Overland and an impairment of $1.2 million related to indefinite-lived trade names.
Interest Expense. Interest expense in the first nine months of 2017 increased to $4.7 million from $3.2 million during the first nine months of 2016. The increase of $1.5 million was primarily related to an increase in amortization of debt costs of $1.0 million, interest expense of $0.3 million on our related party term loan which we entered into in September 2016, and an interest rate increase on our Opus Credit Agreement.
Other Income (Expense), Net. Other income (expense), net, in the first nine months of 2017 was $2.2 million of income, net, compared to $0.6 million of income, net, in the first nine months of 2016. The net income in the first nine months of 2017 was primarily related to a gain on the revaluation of warrants of $2.5 million and realized foreign currency gains of $0.8 million, which was offset by a $1.1 million loss from the revaluation of our investment in connection with our January 2017 acquisition. Our income in the first nine months of 2016 was primarily related to a gain on revaluation of warrants of $0.3 million and realized foreign currency gains of $0.2 million.
Liquidity and Capital Resources
At September 30, 2017, we had cash of $3.9 million compared to cash of $5.1 million at December 31, 2016. In the first nine months of 2017, we incurred a net loss of $18.8 million. Cash management and preservation, the restructuring of our credit facilities, our seeking of additional equity financing and other potential strategic transactions continue to be top priorities. We expect to incur negative operating cash flows as we continue to maintain and increase our sales volume, and maintain operational efficiencies.
As of September 30, 2017, we had a working capital deficit of $40.2 million, reflecting a decrease in current assets of $3.0 million and an increase in current liabilities of $24.6 million compared to December 31, 2016.

Management has projected that cash on hand will not be sufficient to allow the Company to continue operations beyond March 31, 2018 if we are unable to amend or refinance our debt and credit facilities. As a result, we expect to need to refinance the short term portions of our existing debt and/or continue to raise additional debt, equity or equity-linked financing in the near future, but such financing may not be available on favorable terms on a timely basis or at all. In addition, we have engaged a financial advisor to review a broad range of strategic options. Significant changes from our current forecasts, including but not limited to: (i) failure to comply with the financial covenants in our credit facilities (ii) shortfalls from projected sales levels; (iii) unexpected increases in product costs; (iv) increases in operating costs; (v) changes in the historical timing of collecting accounts receivable could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels; and (vi) inability to maintain compliance with the requirements of the NASDAQ Capital Market and/or inability to maintain listing with the NASDAQ Capital Market could have a material adverse impact on our ability to access the level of funding necessary to continue our operations at current levels. If any of these events occurs or we are unable to generate sufficient cash from operations or financing sources, we may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or possibly seek bankruptcy protection, which would have a material adverse effect on our business, results of operations, financial position and liquidity.
As of September 30, 2017, our outstanding debt balance was as follows (in thousands, unless otherwise noted):

	Maturity Date	Interest Rate	Amount Outstanding
Convertible note - related party, net of unamortized debt cost of $0.1 million	3/31/2018	8.0%	$24,384
Term loan, net of unamortized debt cost	3/31/2018	Higher of Prime + 2.75% or 8.25%	$9,984
Revolving loan	3/31/2018	Higher of Prime + 2.75% or 8.25%	$8,195
Term loan - related party	1/31/2018	20.0%	$765
All debt and credit facilities are denominated in U.S. dollars. Our debt and credit facilities contain standard borrowing conditions and can be recalled by the lenders if certain conditions are not met.
In September 2017, the Company and Opus Bank entered into an Amendment Number Seven to Credit Agreement, Waiver and Reaffirmation. Under the terms of Amendment Number Seven; (a) the maturity date for the revolving and term loan credit facilities were amended to the earliest of (i) the maturity of the convertible note held by FBC Holdings, (ii) March 31, 2018; or (iii) such earlier date upon which the obligations may be accelerated in accordance with terms of the Credit Agreement, and (b) in the event of a failure by the Company to comply with certain covenants and milestones set forth in Amendment Number Seven, all amounts under the Opus Credit Agreement may be accelerated and become immediately payable.
In June 2017, the Company and Opus Bank entered into Amendment Number Six. Under the terms of Amendment Number Six, (i) the interest rates were defined as the higher of prime rate plus 2.75% or 8.25%; and (ii) in the event of a failure by the Company to comply with certain covenants and milestones set forth in the Amendment Number Six, all amounts under the Credit Agreement may be accelerated and become immediately payable.
We incurred losses from operations and negative cash flows from operating activities for the nine months ended September 30, 2017, and such losses might continue for a period of time. As a result of our recurring losses from operations and negative cash flows, the report from our independent registered public accounting firm regarding our consolidated financial statements for the year ended December 31, 2016 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

The following table shows a summary of our cash flows (used in) provided by operating activities, investing activities and financing activities (in thousands):

	Nine Months Ended
	September 30,
	2017	2016
Net cash used in operating activities	$(8,633)	$(15,581)
Net cash used in investing activities	$(1,166)	$(207)
Net cash provided by financing activities	$8,476	$12,046
The use of cash during the first nine months of 2017 was primarily a result of our net loss of $18.8 million offset by $10.8 million in non-cash items, which were share-based compensation, depreciation and amortization, loss on revaluation of investment, amortization of debt issuance costs and gain on warrant liability.
During the first nine months of 2017, net cash used in investing activities was primarily related to our January 2017 acquisition, while during the first nine months of 2016, additions to fixed assets totaled $0.2 million.
During the first nine months of 2017, we received $10.2 million in net proceeds from the issuance of common shares and warrants, offset by $1.7 million of principal payments on our related party debt. During the first nine months of 2016, we received $20.7 million in proceeds from debt and $3.7 million in proceeds from exercised warrants, offset by $7.4 million of payments on debt and $5.0 million of net payments on our related party credit facility.
Off-Balance Sheet Arrangements
During the ordinary course of business, we provide standby letters of credit to third parties as required for certain transactions initiated by us. As of September 30, 2017, we had $0.1 million in standby letters of credit that were not recorded on our condensed consolidated balance sheets.
Recently Issued Accounting Pronouncements
See Note 2 to our condensed consolidated financial statements for information about recent accounting pronouncements.
Quantitative and Qualitative Disclosures about Market Risk
Market risk represents the risk of loss that may impact our financial position, results of operations, or cash flows due to adverse changes in financial and commodity market prices and rates. We are exposed to market risk from changes in foreign currency exchange rates as measured against the U.S. dollar. These exposures are directly related to our normal operating and funding activities. Historically, we have not used derivative instruments or engaged in hedging activities.
Foreign Currency Risk. We conduct business on a global basis and a significant portion of our sales in international markets are not denominated in U.S. dollars. Export sales represent a significant portion of our sales and are expected to continue to represent a significant portion of sales. Purchase contracts are typically in U.S. dollars. In addition, our wholly-owned foreign subsidiaries incur costs that are denominated in local currencies. As exchange rates vary, these results may vary from expectations when translated into U.S. dollars, which could adversely impact overall expected results. Such transactions resulted in a gain of $0.4 million compared to a loss of $0.1 million for the three months ended September 30, 2017 and 2016, respectively, and a gain of $0.8 million and $0.2 million for the nine months ended September 30, 2017 and 2016, respectively.

Credit Risk. Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us. We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.
Liquidity Risk. Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. Management has projected that cash on hand will not be sufficient to allow the Company to continue operations beyond March 31, 2018 if we are unable to amend or refinance our debt and credit facilities.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting during the fiscal quarter ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Risk Factors
An investment in our company involves a high degree of risk. In addition to the risk factors and the other information included or incorporated by reference in this report, you should carefully consider each of the risk factors described below and in our Annual Report for the fiscal year ended December 31, 2016, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the risks actually occur, our business and financial results could be harmed. In that case, the trading price of our common stock could decline.
The terms of our March 2017 private placements may materially and adversely impact our ability to obtain additional financing in the future.
           We are subject to certain restrictions and obligations in connection with our private placement of warrants that was consummated in March 2017 which may materially and adversely affect our ability to obtain additional financing in the future including participation rights whereby certain investors are entitled to purchase up to 50% in the aggregate of the securities sold in any subsequent issuance for 15 months following the closing of the private placement.
Our Opus Bank debt facilities mature on the earlier of the maturity date in the 8% Senior Secured Convertible Debenture, dated December 1, 2014, issued to FBC Holdings S.a.r.l., or March 31, 2018. If we are unable to refinance or amend our credit facility before its maturity date, we may be forced to liquidate assets and/or curtail or cease operations.
We have obtained external funding for our business through a credit agreement with Opus Bank. Pursuant to the terms of Amendment Number Seven, the debt facilities mature on the earliest of (a) the maturity date in the Debenture, (b) March 31, 2018 or (c) such earlier date upon which the obligations may be accelerated in accordance with terms of the credit agreement. We will need to raise additional funds and/or amend or refinance our credit facility in order to satisfy our obligations under our credit agreement with Opus Bank. In addition, upon the occurrence of certain events of default under our current credit facility, including failure to meet certain monthly revenue and EBITDA targets, our lender may elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. In addition, a default under the agreement could result in default and cross-acceleration under other indebtedness. There can be no guarantee that we will be able to raise additional funds or amend or refinance our credit facility on favorable terms or at all. If we are unable to, we may be forced to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible and/or curtail, suspend or cease planned programs or operations generally or possibly seek bankruptcy protection, which would have a material adverse effect on our business, results of operations, financial position and liquidity.

Future sales of our securities under certain circumstances may trigger price-protection provisions in outstanding warrants, which would dilute your investment and could result in a decline in the trading price of our common shares.
In connection with our registered direct offering in December 2015, we issued a warrant exercisable to purchase up to 60,000 common shares that contains certain price protection provisions. If we, at any time while these warrants are outstanding, effect certain variable rate transactions and the issue price, conversion price or exercise price per share applicable thereto is less than the exercise price then in effect for the warrants, then the exercise price of the warrants will be reduced to equal such price. In addition, in connection with our private placement offering in March 2017, we issued warrants that contain certain price protection provisions. If at any time while the warrants are outstanding, we sell or grant options to purchase, reprice or otherwise issue any common shares or securities convertible into common shares at a price less than $7.50, then the exercise price for the warrants will be reduced to such price, provided that the exercise price will not be lower than $0.10, and the number of common shares issuable under the warrants will be increased such that, after taking into account the decrease in the exercise price, the aggregate exercise price under the warrants will remain the same. The Company’s reverse share consolidation, which became effective on July 11, 2017, did not adjust the minimum exercise price of the warrants. Additionally, in connection with our private placement offering in August 2017, we issued warrants that also contain certain price protection provisions. Until December 31, 2017, if the Company sells or grants options to purchase, reprice or otherwise issue any common shares or securities convertible into common shares at a price less than $5.00, subject to certain exempted issuances, then the exercise price for these warrants will be adjusted to a price that is equal to 105% of such lower price. The triggering of these price protection provisions, together with the exercise of these warrants, could cause additional dilution to our shareholders.
If we fail to maintain compliance with the terms of certain registration rights agreements, we may have to pay liquidated damages to our investors, which will increase our negative cash flows.
Under the terms of our registration rights agreements entered into with certain investors in connection with private placements of our securities in March 2017 and August 2017, if we fail to comply with certain provisions set forth in these agreements, including covenants requiring that we maintain the effectiveness of the registration statements registering these securities, then we will be required to pay liquidated damages to our investors. There can be no assurance that the registration statements will remain effective for the time periods necessary to avoid payment of liquidated damages. If we are required to pay our investors liquidated damages, this could materially harm our business and future prospects.
If our common shares are delisted from the NASDAQ Capital Market, our business, financial condition, results of operations and share price could be adversely affected, and the liquidity of our common shares and our ability to obtain financing could be impaired.
We have in the past and may in the future fail to comply with the minimum $1.00 per share closing bid price requirement for continued listing on the NASDAQ Capital Market. After receiving notice of non-compliance from NASDAQ in August 2016, we regained compliance with this requirement in July 2017 by effecting a 1-for-25 reverse stock split on July 11, 2017.
Maintaining the listing of our common shares on the NASDAQ Capital Market requires that we comply with the closing bid price requirement, amongst other certain listing requirements. If our common shares cease to be listed for trading on NASDAQ for any reason, it may harm our share price, increase the volatility of our share price, decrease the level of trading activity and make it more difficult for investors to buy or sell shares of our common shares. Our failure to maintain a listing on NASDAQ may constitute an event of default under our outstanding indebtedness as well as any future indebtedness, which would accelerate the maturity date of such debt or trigger other obligations. In addition, certain institutional investors that are not permitted to own securities of non-listed companies may be required to sell their shares, which would adversely affect the trading price of our common shares. If we are not listed on NASDAQ, we will be limited in our ability to raise additional capital we may need.